Brookfield

2022

Q3 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield Renewable Partners L.P.

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2022
This Management’s Discussion and Analysis for the three and nine months ended September 30, 2022 is provided as of November 4, 2022. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, and Colombian pesos respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q3 2022 Highlights	3	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	23
Part 2 – Financial Performance Review on Consolidated Information	6	Consolidated statements of cash flows	24
		Shares and units outstanding	25
		Dividends and distributions	26
Part 3 – Additional Consolidated Financial Information	8	Contractual obligations	26
Summary consolidated statements of financial position	8	Supplemental guarantor financial information	26
Related party transactions	8	Off-statement of financial position arrangements	27
Equity	10
		Part 6 – Selected Quarterly Information	28
Part 4 – Financial Performance Review on Proportionate Information	12	Summary of historical quarterly results	28

Proportionate results for the three months ended September 30	12	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	33
Reconciliation of non-IFRS measures	17
Contract profile	20	Part 8 – Presentation to Stakeholders and Performance Measurement	35

Part 5 – Liquidity and Capital Resources	21	Part 9 – Cautionary Statements	39
Capitalization and available liquidity	21
Borrowings	22

PART 1 – Q3 2022 HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Select financial information
Revenues	$1,105	$966	$3,515	$3,005
Net loss attributable to Unitholders	(136)	(115)	(213)	(311)
Basic and diluted loss per LP unit(1)	(0.25)	(0.21)	(0.44)	(0.58)
Proportionate Adjusted EBITDA(2)	495	446	1,541	1,445
Funds From Operations(2)	243	210	780	720
Funds From Operations per Unit(2)(3)	0.38	0.33	1.21	1.12
Distribution per LP unit	0.32	0.30	0.96	0.91

Operational information
Capacity (MW)	23,617	20,515	23,617	20,515
Total generation (GWh)
Long-term average generation	15,097	13,776	45,291	43,967
Actual generation	14,906	13,533	46,590	42,044

Proportionate generation (GWh)
Long-term average generation	6,905	6,697	22,471	22,655
Actual generation	6,440	6,125	21,843	20,513
Average revenue ($ per MWh)	91	85	88	84
(1)For the three and nine months ended September 30, 2022, average LP units totaled 275.2 million and 275.2 million, respectively (2021: 274.9 million and 274.9 million, respectively).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three and nine months ended September 30, 2022 were 645.9 million and 645.8 million, respectively (2021: 645.6 million and 645.6 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	September 30, 2022	December 31, 2021
Liquidity and Capital Resources
Available liquidity	$3,515	$4,069
Debt to capitalization – Corporate	8%	8%
Debt to capitalization – Consolidated	38%	33%
Non-recourse borrowings – Consolidated	92%	90%
Fixed rate debt exposure on a proportionate basis(1)	97%	98%
Corporate borrowings
Average debt term to maturity(2)	12 years	13 years
Average interest rate(2)	3.9%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	12 years	13 years
Average interest rate	5.1%	4.2%
(1)Total floating rate exposure is 10% (2021: 7%) of which 7% (2021: 5%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.
(2)Excludes credit facilities and commercial paper issuances.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

Operations
Funds From Operations of $243 million or $0.38 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, including approximately 3,000 MW of new development projects reaching commercial operations in the past 12 months;
•Higher realized prices across most markets on the back of inflation escalation and strong global power pricing; and
•Strong asset availability across our global fleet;
After deducting non-cash depreciation, foreign exchange and derivative gains and other, net loss attributable to Unitholders for the three months ended September 30, 2022 was $136 million.
We continued to focus on being the partner of choice to procure power
•Secured contracts to deliver over 2,600 GWh of clean energy annually including approximately 1,200 GWh to corporate offtakers
Liquidity and Capital Resources
Our access to diverse pools of capital continues to be differentiated despite market volatility given the resiliency and investment grade balance sheet
•Liquidity position remains robust, with over $3.5 billion of total available liquidity, providing significant flexibility to fund growth, and no meaningful near-term maturities
•Advancing over $3.7 billion of investment grade non-recourse financings across our diverse portfolio during the quarter
•We continue to progress on approximately $560 million (approximately $90 million net to Brookfield Renewable) of asset recycling activities, selling non-core and mature assets at strong returns, including the sale of 36 MW of Brazilian hydro assets and the second tranche of the sale of our 630 MW utility-scale solar portfolio developed by our 50% owned global solar developer in Mexico for $160 million (approximately $20 million net to Brookfield Renewable), where we expect to nearly double our invested capital in less than three years
Growth and Development
Together with our institutional partners, we closed or agreed to invest $6 billion (approximately $1.5 billion net to Brookfield Renewable) of capital across various investments, including:
•Closed the previously announced acquisition of a leading integrated distributed generation developer in the U.S. for consideration of $540 million with the potential to invest an additional $160 million to support the business’ growth initiatives ($140 million in total net to Brookfield Renewable). It is a market-leading owner and operator of commercial and community distributed solar, with end-to-end development capabilities and a strong track record of delivering high-quality assets
•Signed an agreement to acquire a U.S. renewables developer for $1 billion with the potential to invest an additional $350 million to support the business’ development activities ($270 million in total net to Brookfield Renewable). Its portfolio includes over 800 megawatts of operating wind assets and a pipeline of over 22,000 megawatts of wind, solar and storage projects across 24 states, including almost 2,500 megawatts of under construction and advanced-stage projects
•Subsequent to the quarter, we agreed to form a strategic partnership with Cameco to acquire Westinghouse, one of the world’s largest nuclear services businesses. The partnership brings together Cameco’s expertise as one of the largest global suppliers of uranium fuel for nuclear energy with Brookfield Renewable’s clean energy capabilities to create a powerful platform for strategic growth across the nuclear sector. The total equity invested will be approximately $4.5 billion ($750 million net to Brookfield Renewable), and we, alongside our institutional partners, will own a 51% interest with Cameco owning 49%
•Subsequent to the quarter, we formed a funding partnership with a U.S. based carbon capture and transformation company that transforms waste carbon into useable net-zero inputs into industrial process for products such as fuels, fabrics, and packaging. We invested $50 million in the form of a convertible note and secured the preferred right to invest up to $500 million (in aggregate $110 million net to Brookfield Renewable) of equity into carbon capture development projects

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

•Subsequent to the quarter, we agreed to invest in a U.S.-based pure-play recycling business with total annual recycling capacity of 1.3 million tons and a large pipeline of growth opportunities. We will make an initial investment of $200 million in preferred equity securities and have the preferred right to invest up to an additional $500 million (in aggregate $140 million net to Brookfield Renewable) to support the development of up to 19 new-build recycling facilities
During the year, we continued to accelerate our development activities
•Commissioned 2,700 MW of development projects, including over 560 MW of our utility-scale solar facility in Brazil. We also continue to advance the construction of over 19,000 MW of hydroelectric, wind, pumped storage, distributed and utility-scale solar and green hydrogen development projects, that are expected to generate Funds From Operations of approximately $260 million in aggregate once completed.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Revenues	$1,105	$966	$3,515	$3,005
Direct operating costs	(344)	(292)	(1,060)	(990)
Management service costs	(58)	(71)	(199)	(224)
Interest expense	(313)	(247)	(873)	(726)
Depreciation	(385)	(373)	(1,175)	(1,120)
Income tax (expense) recovery	8	(143)	(70)	(128)
Net (loss) income	$(77)	$(154)	$78	$(99)
	Average FX rates to USD
C$	1.31	1.26	1.28	1.25
	€0.99	0.85	0.94	0.84
R$	5.25	5.23	5.13	5.33
COP	4,375	3,844	4,068	3,696
Variance Analysis For The Three Months Ended September 30, 2022
Revenues totaling $1,105 million represents an increase of $139 million over the same period in the prior year due to the growth of our business and higher realized pricing. Recently acquired and commissioned facilities contributed 814 GWh of generation and $58 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 108 GWh and revenue by $13 million. On a same store, constant currency basis, revenue increased by $136 million as we benefited from higher realized prices across most markets on the back of inflation escalation and higher global power prices.
The strengthening of the U.S. dollar relative to the same period in the prior year across most currencies decreased revenues by $42 million, which was partly offset by $24 million favorable foreign exchange impact on our operating and interest expense for the quarter.
Direct operating costs totaling $344 million represents an increase of $52 million over the same period in the prior year as the benefit from cost saving initiatives across our business and recently completed asset sales were more than offset by additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers.
Management service costs totaling $58 million represents a decrease of $13 million over the same period in the prior year.
Interest expense totaling $313 million represents an increase of $66 million over the same period in the prior year due to growth in our portfolio and accelerated financing activities in South America, as well as a C$1.0 billion strategic upfinancing of our Canadian hydroelectric facility to fund the growth of our business.
Depreciation expense totaling $385 million represents an increase of $12 million over the same period in the prior year due to the growth of our business.
Net loss totaling $77 million decreased by $77 million over the same period in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

Variance Analysis For The Nine Months Ended September 30, 2022
Revenues totaling $3,515 million represents an increase of $510 million over the same period in the prior year due to the growth of our business and higher realized prices. Recently acquired and commissioned facilities contributed 2,572 GWh of generation and $222 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 921 GWh and revenue by $95 million. On a same store, constant currency basis, revenues increased by $470 million primarily due to higher average realized revenue per MWh from inflation indexation, recontracting initiatives, and higher global merchant power prices, as well as stronger hydrology at our North American fleet during the year.
The strengthening of the U.S. dollar relative to the same period in the prior year across most of the currencies decreased revenues by $87 million, which was partly offset by a $57 million favorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $1,060 million represents an increase of $70 million over the same period in the prior year as the benefit from cost saving initiatives across our business and recently completed asset sales were more than offset by additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers.
Management service costs totaling $199 million represents a decrease of $25 million over the same period in the prior year.
Interest expense totaling $873 million represents an increase of $147 million over the same period in the prior year due to growth in our portfolio and accelerated financing activities in South America, as well as a C$1.0 billion strategic upfinancing of our Canadian hydroelectric facility to fund the growth of our business.
Depreciation expense totaling $1,175 million represents an increase of $55 million over the same period in the prior year due to the growth of our business.
Net income was $78 million compared to net loss of $99 million in the same period in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2022	December 31, 2021
Current assets	3,573	2,861
Equity-accounted investments	1,261	1,107
Property, plant and equipment, at fair value	49,079	49,432
Total assets	57,388	55,867
Corporate borrowings	2,761	2,149
Non-recourse borrowings	22,021	19,380
Deferred income tax liabilities	5,926	6,215
Total liabilities and equity	57,388	55,867
	Spot FX rates to USD
C$	1.38	1.26
	€1.02	0.88
R$	5.41	5.58
COP	4,532	3,981
Property, plant and equipment
Property, plant and equipment totaled $49.1 billion as at September 30, 2022 compared to $49.4 billion as at December 31, 2021, representing a decrease of $0.3 billion. During the year, the acquisition of a 20 GW portfolio of utility-scale solar and energy storage development platform, a distributed generation developer with 500 MW of contracted operating and under construction assets, an 1.8 GW of development pipeline in the United States, as well as our continued investments in the development of power generating assets increased property, plant and equipment by $3.2 billion. The increase was more than offset by the sale of our 36 MW operating hydroelectric portfolio in Brazil which decreased property, plant and equipment by $0.1 billion, the strengthening of the U.S. dollar across most of the currencies which decreased property, plant and equipment by $2.2 billion and depreciation expense associated with property, plant and equipment of $1.2 billion.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to financing using the Private Funds’ credit facilities. During the third quarter of 2022, Brookfield Renewable entered into a new voting

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

agreement with Brookfield to gain control of BGTF Finco LLC, the primary borrower under Brookfield Global Transition Fund subscription facility. The transaction was accounted for as an asset acquisition.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at the London Interbank Offered Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2022 (December 31, 2021: nil). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and nine months ended September 30, 2022, totaled nil and less than $1 million (2021: $1 million and $2 million, respectively).
From time to time, Brookfield Asset Management Reinsurance Partners L.P. (“Brookfield Reinsurance”), an associate of Brookfield Renewable, may take part in financing, tax equity and equity offerings of Brookfield Renewable, alongside other market participants. Such activities are recorded as Non-recourse borrowings, Financial instrument liabilities, and Equity on the consolidated statements of financial position, respectively. As at September 30, 2022, $89 million of non-recourse borrowings is due to Brookfield Reinsurance (2021: $51 million). Brookfield Reinsurance has subscribed to tax equity financing of $7 million (2021: nil) and $15 million of Brookfield Renewable’s Preferred LP Unit offering (2021: nil).
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, formed a strategic partnership with Cameco to acquire 100% of Westinghouse from Brookfield Business Partners (“BBU”) and its institutional partners for a total equity cost of $4.5 billion, subject to closing adjustments. The transaction was done at arm’s length. Refer to Note 21 - Subsequent Events for more details.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 - Related party transactions in Brookfield Renewable’s December 31, 2021 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Revenues
Power purchase and revenue agreements	$—	$6	$22	$89
Direct operating costs
Energy purchases	$—	$—	$—	$—
Energy marketing fee and other services	—	(2)	(4)	(5)
Insurance services(1)	—	(6)	—	(19)
	$—	$(8)	$(4)	$(24)
Interest expense
Borrowings	$—	$(1)	$—	$(2)
Contract balance accretion	(2)	(1)	(14)	(10)
	$(2)	$(2)	$(14)	$(12)
Other related party services	$(1)	$(1)	$(3)	$(3)
Management service costs	$(58)	$(71)	$(199)	$(224)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2022 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing reinsurance coverage to third-party commercial insurers for the benefits of certain Brookfield Renewable entities in North America. The premiums and claims paid are not included in the table above.
EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2022, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $24 million and $71 million were declared during the three and nine months ended September 30, respectively (2021: $20 million and $60 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $8 million and $22 million, respectively (2021: $4 million and $7 million, respectively) on the perpetual subordinated notes during the three and nine months ended September 30, 2022. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$72 million or C$25.25 per Preferred Limited Partnership Unit.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

In the second quarter of 2022, Brookfield Renewable issued 6,000,000 Series 18 Preferred Units at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at September 30, 2022, Brookfield Asset Management owns, directly and indirectly, 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the three and nine months ended September 30, 2022, Brookfield Renewable issued 43,294 and 190,486 LP units, respectively (2021: 63,127 and 156,794 LP units, respectively) under the distribution reinvestment plan at a total value of $1 million]and $7 million, respectively (2021: $2 million and $6 million, respectively).
During the three and nine months ended September 30, 2022, holders of BEPC exchangeable shares exchanged 3,834 and 11,918 exchangeable shares, respectively (2021: 4,766 and 14,408 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million).
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2022 and 2021.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations(1)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	2,236	2,333	2,445	2,441	$212	$192	$127	$119	$76	$80
Brazil	849	552	1,035	1,011	49	34	40	48	31	43
Colombia	1,092	1,045	924	858	65	54	45	40	23	28
	4,177	3,930	4,404	4,310	326	280	212	207	130	151
Wind
North America	725	797	908	975	70	70	46	64	28	48
Europe	179	168	190	174	19	18	23	17	20	11
Brazil	197	194	210	208	10	10	9	9	7	7
Asia	148	107	154	121	10	8	9	5	6	3
	1,249	1,266	1,462	1,478	109	106	87	95	61	69
Utility-scale solar	569	556	773	651	104	101	114	91	86	61
Distributed energy & sustainable solutions(1)	445	373	266	258	80	67	52	47	43	39
Corporate	—	—	—	—	—	—	30	6	(77)	(110)
Total	6,440	6,125	6,905	6,697	$619	$554	$495	$446	$243	$210
(1)Actual generation includes 198 GWh (2021: 157 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$326	$280
Other income	7	$39
Direct operating costs	(121)	(112)
Adjusted EBITDA(1)	212	207
Interest expense	(73)	(50)
Current income taxes	(9)	(6)
Funds From Operations	$130	$151

Generation (GWh) – LTA	4,404	4,310
Generation (GWh) – actual	4,177	3,930
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
The following table presents our proportionate results by geography for Hydroelectric operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States	1,269	1,641	$84	$69	$78	$75	$52	$53
Canada	967	692	61	59	49	44	24	27
	2,236	2,333	74	66	127	119	76	80
Brazil	849	552	58	62	40	48	31	43
Colombia	1,092	1,045	60	56	45	40	23	28
Total	4,177	3,930	$67	$61	$212	$207	$130	$151
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $76 million versus $80 million in the prior year as the benefit from higher average revenue per MWh due to inflation indexation on our contracted generation and strong market pricing environment was more than offset by financing initiatives in Canada completed in 2021 to fund growth ($8 million).
Brazil
Funds From Operations at our Brazilian business was $31 million versus $43 million in the prior year. Excluding the impact of the positive ruling regarding historical under allocation of generation to our facilities under the centralized pooling mechanism that benefited the prior year ($25 million), Funds From Operations was significantly higher than prior year as the benefit of favorable generation (54% above prior year) and commissioning of a 30 MW hydroelectric facility in the second quarter of 2022 ($2 million and 31 GWh) was partly offset by lower average revenue per MWh as higher pricing on our contracted generation due to inflation indexation was more than offset by lower pricing on our uncontracted generation due to historically strong hydroelectric resources across the country.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

Colombia
Funds From Operations at our Colombian business was $23 million versus $28 million in the prior year. On a local currency basis, Funds From Operations was 9% higher than the prior year primarily due to the benefit from newly acquired and commissioned facilities ($4 million and 59 GWh), higher generation that was 18% above long-term average and higher average revenue per MWh due to inflation indexation and recontracting initiatives, partly offset by higher interest expense as a result of accelerating refinancing initiatives. The increase was more than offset by the weakening of the Colombian peso versus the U.S. dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$109	$106
Other income	19	24
Direct operating costs	(41)	(35)
Adjusted EBITDA(1)	87	95
Interest expense	(23)	(21)
Current income taxes	(3)	(5)
Funds From Operations	$61	$69

Generation (GWh) – LTA	1,462	1,478
Generation (GWh) – actual	1,249	1,266
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

The following table presents our proportionate results by geography for Wind operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States	577	625	$99	$85	$37	$53	$25	$43
Canada	148	172	88	99	9	11	3	5
	725	797	97	88	46	64	28	48
Europe	179	168	145	122	23	17	20	11
Brazil	197	194	52	52	9	9	7	7
Asia	148	107	68	69	9	5	6	3
Total	1,249	1,266	$93	$85	$87	$95	$61	$69
(1)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

North America
Funds From Operations at our North American business was $28 million versus $48 million in the prior year. On a same store basis, net of asset sales ($24 million and 63 GWh), the benefit of higher average revenue per MWh due to inflation indexation and generation mix was partly offset by lower resources.
Europe
Funds From Operations at our European business was $20 million versus $11 million in the prior year primarily due to higher market prices in Spain and stronger resources.
Brazil
Funds From Operations at our Brazilian business of $7 million was consistent with the prior year as the benefit from higher average revenue per MWh due to inflation indexation of our contracts was fully offset by the weakening of the Brazilian real against the U.S. dollar.
Asia
Funds From Operations at our Asian business was $6 million versus $3 million in the prior year primarily due to growth from newly acquired facilities in China ($2 million and 32 GWh). On a same store basis, Funds From Operations was higher than prior year primarily due to favorable generation at our wind portfolio in China.
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$104	$101
Other income	35	10
Direct operating costs	(25)	(20)
Adjusted EBITDA(1)	114	91
Interest expense	(27)	(30)
Current income taxes	(1)	—
Funds From Operations	$86	$61

Generation (GWh) – LTA	773	651
Generation (GWh) – actual	569	556
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our Utility-scale solar business was $86 million versus $61 million in the prior year as the benefit from newly acquired and commissioned facilities ($2 million and 71 GWh) and higher market prices in Spain were partly offset by lower resources.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Distributed energy & sustainable solutions business for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$80	$67
Other income	7	—
Direct operating costs	(35)	(20)
Adjusted EBITDA(1)	52	47
Interest expense	(7)	(8)
Current income taxes	(2)	—
Funds From Operations	$43	$39

Generation (GWh) – LTA	266	258
Generation (GWh) – actual(2)	445	373
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 198 GWh (2021: 157 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
Funds From Operations at our Distributed energy & sustainable solutions business was $43 million versus $39 million in the prior year primarily due to the benefit from the growth of our distributed generation portfolio.
CORPORATE
The following table presents our results for Corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Other income	$39	$14
Direct operating costs	(9)	(8)
Adjusted EBITDA(1)	30	6
Management service costs	(58)	(71)
Interest expense	(25)	(21)
Distributions on Preferred LP units, Preferred Shares and Perpetual Subordinated Notes	(24)	(24)
Funds From Operations	$(77)	$(110)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(102)	$9	$73	$(34)	$(6)	$8	$9	$25	$25	$(84)	$(77)
Add back or deduct the following:
Depreciation	101	23	26	94	15	11	15	69	31	—	385
Deferred income tax expense (recovery)	(34)	(1)	6	—	8	—	1	(2)	2	(21)	(41)
Foreign exchange and financial instrument loss (gain)	126	(1)	(10)	(35)	(3)	—	(1)	(7)	1	(10)	60
Other(1)	2	2	(1)	16	20	4	2	48	10	73	176
Management service costs	—	—	—	—	—	—	—	—	—	58	58
Interest expense	73	12	67	43	3	8	12	47	20	28	313
Current income tax expense	—	2	26	—	—	1	1	2	1	—	33
Amount attributable to equity accounted investments and non-controlling interests(2)	(39)	(6)	(142)	(38)	(14)	(23)	(30)	(68)	(38)	(14)	(412)
Adjusted EBITDA	$127	$40	$45	$46	$23	$9	$9	$114	$52	$30	$495
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$—	$19	$(79)	$(45)	$(5)	$(3)	$2	$32	$16	$(91)	$(154)
Add back or deduct the following:
Depreciation	87	20	25	105	25	10	9	66	25	1	373
Deferred income tax expense (recovery)	(8)	2	152	(8)	2	(1)	1	(4)	(1)	(14)	121
Foreign exchange and financial instrument loss (gain)	(3)	4	2	(10)	(1)	4	(1)	(12)	2	(6)	(21)
Other(1)	4	2	6	29	1	12	4	23	5	21	107
Management service costs	—	—	—	—	—	—	—	—	—	71	71
Interest expense	60	9	29	43	4	7	8	47	16	24	247
Current income tax expense	1	2	15	—	1	1	—	1	1	—	22
Amount attributable to equity accounted investments and non-controlling interests(2)	(22)	(10)	(110)	(50)	(10)	(21)	(18)	(62)	(17)	—	(320)
Adjusted EBITDA	$119	$48	$40	$64	$17	$9	$5	$91	$47	$6	$446
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended September 30:

(MILLIONS)	2022	2021
Net loss	$(77)	$(154)
Add back or deduct the following:
Depreciation	385	373
Deferred income tax (recovery) expense	(41)	121
Foreign exchange and financial instruments (gain) loss	60	(21)
Other(1)	176	107
Amount attributable to equity accounted investments and non-controlling interest(2)	(260)	(216)
Funds From Operations	$243	$210
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the three months ended September 30:

	2022	2021
Basic loss per LP unit(1)	$(0.25)	$(0.21)
Depreciation	0.36	0.35
Foreign exchange and financial instruments loss	0.14	—
Deferred income tax (recovery) expense	(0.08)	0.01
Other	0.21	0.18
Funds From Operations per Unit(2)	$0.38	$0.33
(1)During the three months ended September 30, 2022, on average there were 275.2 million LP units outstanding (2021: 274.9 million).
(2)Average units outstanding, for the three months ended September 30, 2022, were 645.9 million (2021: 645.6 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, we currently have a contracted profile of approximately 90% and 80%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2022	2023	2024	2025	2026
Hydroelectric
North America
United States(1)	1,504	6,510	6,102	5,301	4,765
Canada	830	3,541	3,528	3,528	3,528
	2,334	10,051	9,630	8,829	8,293
Wind
North America
United States	1,272	3,137	2,573	2,573	2,519
Canada	392	1,352	1,352	1,352	1,264
	1,664	4,489	3,925	3,925	3,783
Brazil	153	589	589	589	589
Europe	236	917	917	917	917
Asia	105	471	471	471	471
	2,158	6,466	5,902	5,902	5,760
Utility-scale solar	440	2,249	2,249	2,244	2,236
Distributed energy & sustainable solutions	186	922	918	905	897
Contracted on a proportionate basis	5,118	19,688	18,699	17,880	17,186
Uncontracted on a proportionate basis	307	2,850	3,839	4,658	5,352
Long-term average on a proportionate basis	5,425	22,538	22,538	22,538	22,538
Non-controlling interests	5,249	21,458	21,458	21,458	21,458
Total long-term average	10,674	43,996	43,996	43,996	43,996
Contracted generation as a % of total generation on a proportionate basis	94%	87%	83%	79%	76%
Price per MWh – total generation on a proportionate basis	$77	$84	$87	$88	$90
(1)Includes generation of 245 GWh for 2022, 1,348 GWh for 2023, and 918 GWh for 2024, 142 GWh for 2025, and 161 GWh for 2026 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 13 years in Europe, 10 years in Brazil, 3 years in Colombia, and 15 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (44%), distribution companies (21%), commercial & industrial users (20%) and Brookfield (15%).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 92% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Corporate credit facility(1)	$200	$—	$200	$—
Commercial paper(1)	597	—	597	—
Debt
Medium term notes(2)	1,971	2,156	1,971	2,156
Non-recourse borrowings(3)	—	—	22,020	19,352
	1,971	2,156	23,991	21,508
Deferred income tax liabilities, net(4)	—	—	5,735	6,018
Equity
Non-controlling interest	—	—	11,380	12,303
Preferred equity	560	613	560	613
Perpetual subordinated notes	592	592	592	592
Preferred limited partners' equity(5)	760	832	760	832
Unitholders' equity	8,679	9,607	8,679	9,607
Total capitalization	$12,562	$13,800	$51,697	$51,473
Debt-to-total capitalization(1)	16%	16%	46%	42%
Debt-to-total capitalization (market value)(1)(6)	8%	8%	38%	33%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $7 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $2,076 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $128 million (2021: $132 million) of deferred financing fees and $129 million (2021: $160 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Preferred limited partners' equity as at December 31, 2021 is adjusted to reflect the redemption of C$72 million Series 5 Preferred Units that was effective on January 31, 2022.
(6)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	September 30, 2022	December 31, 2021
Brookfield Renewable's share of cash and cash equivalents	$468	$540
Investments in marketable securities	197	151
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Draws on credit facilities(1)	(204)	(24)
Authorized letter of credit facility(2)	500	400
Issued letters of credit	(311)	(289)
Available portion of corporate credit facilities	2,360	2,462
Available portion of subsidiary credit facilities on a proportionate basis	490	916
Available liquidity	$3,515	$4,069
(1)$4 million (2021: $24 million) relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
(2)Subsequent to the end of the quarter, Brookfield Renewable increased the authorized letter of credit facility from $400 million to $500 million.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2022			December 31, 2021
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Credit facilities	4.1	4	200	N/A	5	—
Commercial paper	3.8	<1	597	N/A	N/A	—
Medium term notes	3.9	12	$1,971	3.9	13	$2,156
Proportionate non-recourse borrowings(1)
Hydroelectric	5.9	13	4,744	4.9	12	4,913
Wind	4.6	9	2,139	3.9	9	2,371
Utility-scale solar	4.4	13	2,505	3.3	13	2,736
Distributed energy & sustainable solutions	4.4	9	1,035	3.6	11	996
	5.1	12	10,423	4.2	13	11,016
			13,191			13,172
Proportionate unamortized financing fees, net of unamortized premiums			(54)			(28)
			13,137			13,144
Equity-accounted borrowings			(351)			(351)
Non-controlling interests			11,996			8,736
As per IFRS Statements			$24,782			$21,529
(1)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2022:

(MILLIONS)	Balance of 2022	2023	2024	2025	2026	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$—	$289	$—	$1,682	$1,971

Non-recourse borrowings
Credit facilities	—	—	5	—	64	—	69
Hydroelectric	31	374	75	319	278	2,041	3,118
Wind	—	—	24	—	88	509	621
Utility-scale solar	—	12	33	—	40	544	629
Distributed energy & sustainable solutions	—	—	37	150	—	213	400
	31	386	174	469	470	3,307	4,837
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	26	101	107	128	158	1,101	1,621
Wind	43	177	158	154	146	815	1,493
Utility-scale solar	60	140	131	137	129	1,251	1,848
Distributed energy & sustainable solutions	18	65	70	60	34	377	624
	147	483	466	479	467	3,544	5,586
Total	$178	$869	$640	$1,237	$937	$8,533	$12,394
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2026 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for Brookfield Renewable’s share of the transactions discussed above under “Part 1 - Highlights— Growth and Development”.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$440	$353	$1,497	$1,053
Changes in due to or from related parties	2	(58)	4	5
Net change in working capital balances	(48)	(67)	(366)	(586)
	394	228	1,135	472
Financing activities	892	(314)	2,069	1,204
Investing activities	(1,233)	89	(3,072)	(1,550)
Foreign exchange loss on cash	(30)	(10)	(50)	(16)
Increase (decrease) in cash and cash equivalents	$23	$(7)	$82	$110
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three and nine months ended September 30, 2022 totaled $440 million and $1,497 million, respectively, compared to $353 million and $1,053 million in 2021, respectively, reflecting the strong operating performance of our business during the period.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Trade receivables and other current assets	$(100)	$(158)	$(408)	$(441)
Accounts payable and accrued liabilities	52	28	33	(193)
Other assets and liabilities	—	63	9	48
	$(48)	$(67)	$(366)	$(586)
Financing Activities
Cash flows provided by financing activities totaled $892 million and $2,069 million for the three and nine months ended September 30, 2022, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $1,313 million and $3,679 million of net proceeds from corporate and non-recourse upfinancings for the three and nine months ended September 30, 2022, as well as issue $115 million of fixed-rate green perpetual Class A preferred limited partnership units during the second quarter of 2022.
Distributions paid during the three and nine months ended September 30, 2022 to Unitholders were $228 million and $686 million, respectively (2021: $213 million and $642 million, respectively). We increased our distributions to $1.28 per LP unit in 2022 on an annualized basis (2021: $1.22), representing a 5% increase per LP unit, which took effect in the first quarter of 2022. The distributions paid during the three and nine months ended September 30, 2022, to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $252 million and $1,109 million, respectively (2021: $223 million and $645 million). Our non-controlling interest contributed capital, net of capital returns, of $64 million and $338 million in the three and nine months ended September 30, 2022, respectively (2021: $(137) million and $658 million).
Cash flows used in and provided by financing activities totaled $314 million and $1,204 million for the three and nine months ended September 30, 2021, respectively. Our disciplined and investment grade approach to financing our investment activity allowed us to generate $1,668 million of proceeds from corporate and non-recourse upfinancings for the nine months ended September 30, 2021 as well as our inaugural perpetual green subordinated notes of $340 million during the second quarter of 2021.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

Investing Activities
Cash flows used in investing activities totaled $1,233 million and $3,072 million for the three and nine months ended September 30, 2022, respectively. During the year, we invested $1,381 million into growth, including a 20 GW portfolio of utility solar and energy storage development platform in the United States, a distributed generation developer with 500 MW of contracted operating and under construction assets in the United States, a 1.7 GW of utility-scale solar development portfolio in Germany and an 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. Our continued investment in our property, plant and equipment, including the acquisitions of over 400 MW of operating and development wind portfolios in Brazil and China, as well as the construction of 1,200 MW solar facility in Brazil and the repowering of an 845 MW wind farm in Oregon, was $577 million and $1,478 million for the three and nine months ended September 30, 2022, respectively.
Cash flows provided by and usedin investing activities totaled $89 million and $1,550 million for the three and nine months ended September 30, 2021, respectively. During the year, we recycled the capital from the sale of wind portfolios in Europe and the United States, which closed in the second and third quarter of 2021 for $448 million and $379 million, respectively,, into accretive growth opportunities, investing $1,481 million to acquire, among others, an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction solar assets with a development pipeline of over 700 MW of development assets in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of solar developments projects in Brazil, of which 357 MW reached commercial operations during the quarter, and the continuing initiative to repower existing wind power projects, was $298 million and $831 million for the three and nine months ended September 30, 2021, respectively.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	September 30, 2022	December 31, 2021
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	24,400,000
Preferred Units(2)(3)	38,000,000	44,885,496
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,218,488	172,203,342
LP units
Balance, beginning of year	275,084,265	274,837,890
Distribution reinvestment plan	190,486	230,304
Exchanged for BEPC exchangeable shares	11,918	16,071
Balance, end of period	275,286,669	275,084,265
Total LP units on a fully-exchanged basis(4)	641,993,096	641,775,546
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)During the year, Brookfield Renewable redeemed all of the 2,885,496 outstanding units of Series 5 Preferred Limited Partnership Units and 10,000,000 outstanding units of Series 11 Preferred Units.
(4)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three and nine months ended September 30,:

	Three months ended September 30				Nine months ended September 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2022	2021	2022	2021	2022	2021	2022	2021
Class A Preference Shares	$6	$6	$6	$6	$19	$19	$19	$19
Perpetual Subordinated Notes	8	4	9	5	22	7	22	5
Class A Preferred LP units	10	14	10	15	33	43	33	44
Participating non-controlling interests – in operating subsidiaries	227	197	227	197	1,035	577	1,035	577
GP interest and incentive distributions	25	21	25	21	75	63	74	62
Redeemable/Exchangeable partnership units	62	59	62	57	188	176	186	175
BEPC Exchangeable shares	55	52	54	52	165	156	165	156
LP units	88	84	87	83	267	251	261	249
CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	153	28	535	196
Net income	137	3	493	189
(1)Brookfield Renewable's total revenues for the three and nine months ended September 30, 2022 were $1,105 million and $3,515 million, respectively (2021: $966 million and $3,005 million, respectively).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

(MILLIONS)	September 30, 2022	December 31, 2021
Current assets(1)	$1,072	$1,145
Total assets(2)(3)	2,476	2,688
Current liabilities(4)	7,319	7,710
Total liabilities(5)	7,536	7,710
(1)Amount due from non-guarantor subsidiaries was $1,061 million (2021: $904 million).
(2)Brookfield Renewable's total assets as at September 30, 2022 and December 31, 2021 were $57,388 million and $55,867 million.
(3)Amount due from non-guarantor subsidiaries was $2,391 million (2021: $2,360 million).
(4)Amount due to non-guarantor subsidiaries was $6,516 million (2021: $7,463 million).
(5)Amount due to non-guarantor subsidiaries was $6,516 million (2021: $7,463 million).
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2022, letters of credit issued amounted to $1,123 million (2021: $1,048 million).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2022			2021				2020
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) – LTA	15,097	16,280	15,097	14,946	13,776	16,092	14,099	14,333
Total Generation (GWh) – actual	14,906	16,488	15,196	14,585	13,533	14,683	13,828	13,247
Proportionate Generation (GWh) – LTA	6,905	8,152	7,414	7,197	6,697	8,356	7,602	7,354
Proportionate Generation (GWh) – actual	6,440	7,978	7,425	6,637	6,125	7,013	7,375	6,583
Revenues	$1,105	$1,274	$1,136	$1,091	$966	$1,019	$1,020	$952
Net income (loss) to Unitholders	(136)	1	(78)	(57)	(115)	(63)	(133)	(120)
Basic and diluted loss per LP unit	(0.25)	(0.03)	(0.16)	(0.12)	(0.21)	(0.13)	(0.24)	(0.22)
Funds From Operations	243	294	243	214	210	268	242	201
Funds From Operations per Unit	0.38	0.46	0.38	0.33	0.33	0.42	0.38	0.31
Distribution per LP Unit	0.32	0.32	0.32	0.30	0.30	0.30	0.30	0.29

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	8,858	7,911	9,251	9,254	$745	$614	$472	$405	$325	$286
Brazil	2,868	2,816	3,040	2,997	142	131	127	129	100	113
Colombia	3,189	2,850	2,738	2,551	205	160	143	117	84	88
	14,915	13,577	15,029	14,802	1,092	905	742	651	509	487
Wind
North America	2,927	2,965	3,264	3,856	241	287	160	224	110	164
Europe	633	767	682	826	102	90	102	151	89	134
Brazil	424	461	503	502	23	24	19	19	14	13
Asia	436	348	426	338	29	24	25	17	16	11
	4,420	4,541	4,875	5,522	395	425	306	411	229	322
Utility-scale solar	1,464	1,421	1,859	1,635	297	280	308	231	224	144
Distributed energy & sustainable solutions(1)	1,044	974	708	696	207	188	147	134	118	104
Corporate	—	—	—	—	—	—	38	18	(300)	(337)
Total	21,843	20,513	22,471	22,655	$1,991	$1,798	$1,541	$1,445	$780	$720
(1)Actual generation includes 401 GWh (2021: 352 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the nine months ended September 30, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(110)	$34	$274	$(80)	$36	$(1)	$21	$34	$87	$(217)	$78
Add back or deduct the following:
Depreciation	309	68	84	289	49	33	46	203	92	2	1,175
Deferred income tax expense (recovery)	(49)	(2)	37	7	31	3	—	(9)	2	(56)	(36)
Foreign exchange and financial instrument loss (gain)	238	(3)	(35)	(62)	(2)	2	(1)	10	(8)	(36)	103
Other(1)	13	8	(13)	28	32	12	2	102	17	93	294
Management service costs	—	—	—	—	—	—	—	—	—	199	199
Interest expense	220	35	165	122	9	20	37	133	55	77	873
Current income tax expense	2	8	82	—	2	3	3	5	1	—	106
Amount attributable to equity accounted investments and non-controlling interests(2)	(151)	(21)	(451)	(144)	(55)	(53)	(83)	(170)	(99)	(24)	(1,251)
Adjusted EBITDA	$472	$127	$143	$160	$102	$19	$25	$308	$147	$38	$1,541
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(11)	$43	$93	$(151)	$114	$(1)	$7	$36	$60	$(289)	$(99)
Add back or deduct the following:
Depreciation	271	58	78	300	86	30	27	198	71	1	1,120
Deferred income tax expense (recovery)	(37)	1	168	(16)	—	—	4	(10)	(2)	(40)	68
Foreign exchange and financial instrument loss (gain)	58	—	(29)	12	(8)	8	(1)	(34)	(1)	(27)	(22)
Other(1)	16	18	39	78	77	12	5	53	13	138	449
Management service costs	—	—	—	—	—	—	—	—	—	224	224
Interest expense	185	26	83	126	19	18	24	135	39	71	726
Current income tax expense	3	7	35	—	4	3	3	3	2	—	60
Amount attributable to equity accounted investments and non-controlling interests(2)	(80)	(24)	(350)	(125)	(141)	(51)	(52)	(150)	(48)	(60)	(1,081)
Adjusted EBITDA	$405	$129	$117	$224	$151	$19	$17	$231	$134	$18	$1,445
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the for the nine months ended September 30:

(MILLIONS)	2022	2021
Net income (loss)	$78	$(99)
Add back or deduct the following:
Depreciation	1,175	1,120
Deferred income tax (recovery) expense	(36)	68
Foreign exchange and financial instruments loss (gain)	103	(22)
Other(1)	294	449
Amount attributable to equity accounted investments and non-controlling interest(2)	(834)	(796)
Funds From Operations	$780	$720
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the nine months ended September 30:

	Nine months ended September 30
	2022	2021
Basic loss per LP unit(1)	$(0.44)	$(0.58)
Depreciation	1.10	1.09
Foreign exchange and financial instruments loss	0.20	0.10
Deferred income tax recovery	(0.12)	(0.08)
Other	0.47	0.59
Funds From Operations per Unit(2)	$1.21	$1.12
(1)During the nine months ended September 30, 2022, on average there were 275.2 million (2021: 274.9 million).
(2)Average units outstanding for the nine months ended September 30, 2022 were 645.8 million (2021: 645.6 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset and goodwill impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable is currently assessing the impact of this IFRS IC agenda decision.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to quarter, Brookfield Renewable, together with institutional partners, agreed to form a strategic partnership with Cameco to acquire 100% of Westinghouse. The total equity invested will be approximately $4.5 billion, and Brookfield Renewable, alongside our institutional partners, will own a 51% interest and with Cameco owning 49%. Brookfield Renewable expecting to invest $750 million to acquire an approximate 17% interest. The closing of this transaction is expected to occur in the second half of 2023 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, invested in a funding partnership with a U.S. based carbon capture and transformation company that transforms waste carbon into useable net-zero inputs into industrial processes for products such as fuels, fabrics, and packaging. Brookfield Renewable invested $50 million ($10 million net to Brookfield Renewable) in the form of a convertible note and secured the preferred right to invest up to $500 million ($100 million net to Brookfield Renewable) of equity into carbon capture development projects.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, agreed to invest in a U.S.-based pure-play recycling business with total annual recycling capacity of 1.3 million tons and a large pipeline of growth opportunities. Brookfield Renewable will make an initial investment of $200 million in preferred equity securities and have the preferred right to invest an additional $500 million (in aggregate $140 million net to Brookfield Renewable) to support the development of up to 19 new-build recycling facilities.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, cogeneration (excluding Colombia) and biomass assets only.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE, the hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

Generation from our pumped storage and cogeneration facilities in the Americas is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities, Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2021 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, cogeneration, carbon capture and other), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the year to incorporate the distributed energy & sustainable solutions business of Brookfield Renewable. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of Brookfield Renewable’s investor base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: changes to resource availability, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; an increase in the amount of uncontracted generation in our portfolio; availability and access to interconnection facilities and transmission systems; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and utility-scale renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our facilities; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and utility-scale panels; the unavailability of necessary equipment, including spare parts and components required for project development or significant cost increases relating thereto; dam failures and the costs and potential liabilities associated with such failures; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the hydrological balancing pool administered by the government of Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; labour disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; changes to our current business, including through future energy transition investments; our inability to complete all or some of our capital recycling initiatives; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all of our operations or investments; political instability or

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

changes in government policy; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP units, preferred units or securities exchangeable for LP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP units or BEPC exchangeable shares; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; our lack of independent means of generating revenue; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in our best interests or our unitholders; broader impact of climate change; failure of our systems technology; any changes in the market price of the LP units and BEPC exchangeable shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this report also contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”.
A reconciliation of net income to Adjusted EBITDA and Funds From Operations is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2022

Brookfield Renewable Partners L.P.

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